UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) no. 60.746.948/0001-12

Relevant Fact

Bradesco acquires Banco BMC S.A.

Banco Bradesco S.A. (Bradesco), in compliance with the provisions of CVM Instruction no. 358, as of 1.3.2002, informs its stockholders, clients and the market that it has signed, on 1.23.2007, with the controlling stockholders of Banco BMC S.A. (BMC), a "Private Instrument for Commitment of Merger of Stocks and Other Covenants", for the acquisition of BMC and its subsidiaries BMC Asset Management Ltda. - Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda.

The operation comprises the transfer to Bradesco of 100% of the stocks representing BMC's social capital. The payment will be made upon the delivery, to BMC's stockholders, of stocks issued by Bradesco corresponding to approximately 0.94% of its capital stock, which will be increased by R$800 million.

The stocks to be issued and attributed to BMC's stockholders will be issued in a Bradesco Special Stockholders' Meeting to be held in the closing of the operation, when BMC will become a Bradesco fully-owned subsidiary, pursuant to Article 252 of Law no. 6,404/76.

With almost 68 years of existence, BMC is one of the two largest private banks operating in payroll deductible loans for retirees and pensioners of Brazil's National Social Security Institute (INSS), counting on a total distribution network of around 7,000 agents, through 749 correspondent banks with nationwide presence, including areas with extremely low access to banking services.

From April to December 2006, BMC was, once again, one of the leaders in the INSS payroll deductible loan market, with a R$427 million portfolio growth (69%) and capturing up to 10% of the market's growth 1.

BMC has a credit portfolio of approximately R$2 billion as of September 2006 2 - 58% of which are payroll discount loans and also offers financing/leasing of vehicles (18% of its credit portfolio) as well as commercial loans to small and medium enterprises (24% of the loan portfolio), originated by its network of 14 Branches. Total assets of BMC reach RS2,345 million and stockholder's equity, R$278 million.

BMC counts with high levels of operating excellence, given its differentiated technological framework, which enables the management of relationships and of the payroll loan portfolio, in addition to its wide experience and know-how of the operating risks related to this segment.

BMC shall be able to access both Bradesco's funding and wide range of agreements with public and private institutions, which will further increase its already strong leadership in this segment. BMC's correspondent banks will also have access to Bradesco's entire line of products to offer its clients.

The merger will provide Bradesco with an increasing platform in Brazil's most prominent segment of the consumer financing market, as well as with a strengthened presence in the financing of SMEs.

The completion of the operation is subject to the approval by the relevant authorities and to the results of the due diligence process, estimated to be concluded during the first half of 2007.

All services offered by BMC to its clients will continue to be carried out as usual and independently, with the maintenance of the current management and customer service structure, respecting its characteristics and specialization.

BMC's stockholders counted on financial advisory services of Goldman Sachs and judicial advisory services of Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga. Bradesco counted on financial advisory services of BBI Bradesco - Banco de Investimento and legal advisory services of Xavier, Bernardes, Bragança.

1 Difference of asset inventory in December and April 2006, according to Dataprev.
2 This includes around R$1 billion of assigned portfolios, Total Assets of R$2,345 million and Stockholders' Equity of R$278 million.

Cidade de Deus, Osasco, SP, January 24, 2007

Milton Almicar Silva Vargas
Executive Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.